Exhibit 99.1

19 August 2025

Court Meeting and General Meeting – Virtual Meeting Guides

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited (NYSE:MTAL, ASX:MAC) (“MAC” or the “Company”) has previously announced that the Court Meeting and the General Meeting of the Company, in connection with the proposed acquisition of 100% of the issued share capital in MAC by Harmony Gold (Australia) Pty Ltd (a wholly owned subsidiary of Harmony Gold Mining Company Limited (JSE:HAR, NYSE:HMY)) by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended), has been scheduled as follows:

	Court Meeting	General Meeting
Date -	Friday, 29 August 2025	Friday, 29 August 2025
Time -	12:30 pm (Jersey time) 7:30 am (New York time) 9:30 pm (Sydney time)	1:00 pm (Jersey time) 8:00 am (New York time) 10:00 pm (Sydney time) (or as soon thereafter as the Court Meeting has been concluded or been adjourned)
Venue -

The Court Meeting and General Meeting will be held as a hybrid meeting via a virtual online platform and also at 44 Esplanade, St Helier, Jersey JE4 9WG. The Chair will be attending the Court Meeting and the General Meeting in-person.

MAC Shareholders who are registered on the Share Register at the Scheme Voting Record Time will be entitled to attend and vote at the Court Meeting and the General Meeting. MAC CDI Holders do not actually own direct legal title to MAC Shares and are not entitled to vote at the Court Meeting or the General Meeting, but are entitled to receive notice of, and attend as a guest (but not submit questions or vote) at the Meetings. As the ultimate beneficial owner of MAC Shares, MAC CDI Holders have the right to direct CDN on how to vote the MAC Shares underlying their MAC CDIs.

MAC Shareholders and MAC CDI Holders are encouraged to vote in advance in accordance with the instructions contained in the Proxy Forms or CDI Voting Instruction Forms (as applicable) that were dispatched to MAC Shareholders and MAC CDI Holders at the Scheme Voting Record Time.

Attached at the end of this announcement is the Virtual Meeting Guides for each of the Court Meeting and the General Meeting, outlining how, and the extent to which, MAC Shareholders and MAC CDI Holders will be able to participate in the Court Meeting and the General Meeting virtually.

Capitalised terms used in this announcement have the meaning given to them in the Scheme Circular, a copy of which is attached to MAC’s announcement released on 31 July 2025.

Further information

If, after reading the Scheme Circular, you have any questions about the Scheme or the Scheme Circular, please contact MAC’s proxy solicitation firm, Sodali & Co, at:

If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400	If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 1

– Ends –

This announcement has been authorised for release by Mick McMullen, CEO and Director.

Contacts

Mick McMullen	Morné Engelbrecht
Chief Executive Officer & Director	Chief Financial Officer
MAC Copper Limited	MAC Copper Limited
investors@metalsacqcorp.com

About MAC Copper Limited

MAC Copper Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 2

€omputershare HOW TO PARTICIPATE IN THE COURT MEETING ONLINE Jevusl Meeting of Shareholders Attending the Court Meeting online We will be conducting a hybrid Court Meeting, giving you w to Annual M Shareholders the opportunity to attend the meeting online, using your begin Sanucany. hulp 4, 20070 1200 smartphone, tablet or computer. a _— BEer If you choose to participate online you will be able to view a live webcast of the meeting, ask questions and submit your votes in real time. https://meetnow.global/M2U6UPT Participate August 29, 2025 at 12:30pm (Jersey time) 7:30 am (New York time) 9:30 pm (Sydney time) You will need the latest version of Chrome, To join you must have your You will be able to log into the site up to Safari, Edge and Firefox. Please ensure your Control Number or Invite Code. 60 mins prior to the start of the meeting. browser is compatible. ot =A) Access Navigation lta the webpage above has loaded into your web browser, When successfully accessed you can view the webcast, click “JOIN MEETING NOW.” Then select Shareholder on vote, ask questions, and view meeting documents. the login screen and enter your Control Number, or if you are an appointed proxy, select invitation and enter your If viewing on a computer the webcast will appear automatically once the meeting has started. invite code. If you have trouble logging in, contact us using the NA telephone number provided at the bottom of the screen. C5 Voting Important Notice for Non-Registered Holders (including CDI Resolutions will be put forward for voting in the Vote tab. To vote, simply select your voting direction from the holders): non-registered holders, (CDI holders and : options shown. shareholders who hold their shares through a broker, ‘investment dealer, bank, trust company, custodian, nominee Be sure to vote on all resolutions using the numbered link, or other intermediary) will not be able to participate at the if one appears, at the top of the Vote tab. ‘meeting. Non-registered holders that wish to attend must log Your vote has been cast when the check mark appears. into the meeting as a guest. Your name and email address To change your vote, select ‘Change My Vote’. ‘will be required to log in as a guest. Non-registered ‘shareholders will not have the ability to cast a vote at the ‘meeting and should vote in advance of meeting with the OC) Q&A instructions on the voting instruction cards received. Any authenticated shareholder or appointed proxy If you are a guest: attending the meeting remotely is eligible to partake in the : ; discussion. Select Guest on the login screen. As a guest, you will be prompted to enter your name and email address. Access the Q&A tab, type your question into the box at the bottom of the screen and then press the Send button. Please note, guests will not be able to ask questions or vote at the meeting. 01RB3B

€omputershare HOW TO PARTICIPATE IN THE GENERAL MEETING ONLINE Jevusl Meeting of Shareholders Attending the General Meeting online We will be conducting a hybrid General Meeting, giving w to Annual M Shareholders you the opportunity to attend the meeting online, using begin Sanucany. hulp 4, 20070 1200 your smartphone, tablet or computer. wetter If you choose to participate online you will be able to view a live webcast of the meeting, ask questions and submit your votes in real time. https://meetnow.global/M497YPU Participate August 29, 2025 at 1:00 pm (Jersey time) 8:00 am (New York time) 10:00 pm (Sydney time) You will need the latest version of Chrome, To join you must have your You will be able to log into the site up to Safari, Edge and Firefox. Please ensure your Control Number or Invite Code. 60 mins prior to the start of the meeting. browser is compatible. ot =A) Access Navigation Once the webpage above has loaded into your web browser, When successfully accessed you can view the webcast, click “JOIN MEETING NOW.” Then select Shareholder on vote, ask questions, and view meeting documents. the login screen and enter your Control Number, or if you If viewing on a computer the webcast will appear are an appointed proxy, select invitation and enter your automatically once the meeting has started. invite code. | If you have trouble logging in, contact us using the -y- ; telephone number provided at the bottom of the screen. C5 Voting Resolutions will be put forward for voting in the Vote tab. To vote, simply select your voting direction from the options shown. Important Notice for Non-Registered Holders (including CDI holders): non-registered holders, (CDI holders and shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee Be sure to vote on all resolutions using the numbered link, or other intermediary) will not be able to participate at the if one appears, at the top of the Vote tab. meeting. Non-registered holders that wish to attend must log Your vote has been cast when the check mark appears. into the meeting as a guest. Your name and email address To change your vote, select ‘Change My Vote’. will be required to log in as a guest. Non-registered shareholders will not have the ability to cast a vote at the meeting and should vote in advance of meeting with the LO Q&A instructions on the voting instruction cards received. Any authenticated shareholder or appointed proxy If you are a guest: attending the meeting remotely is eligible to partake in the : ; discussion. Select Guest on the login screen. As a guest, you will be prompted to enter your name and email address. Access the Q&A tab, type your question into the box at the bottom of the screen and then press the Send button. Please note, guests will not be able to ask questions or vote at the meeting. 01RB3B